

# Offering Statement for Valley Center Wellness Corp. ("Valley Center Wellness")

Valley Center Wellness Corp ("Valley Center Wellness," the "Company," "we," or "us"), a Delaware Limited Liability Company incorporated on April 11, 2025, is holding the following offering:

**Up to $3,697,998.00 in Common Stock at $2.00 per share with a minimum target amount of $10,000.00.**

**Offering Minimum:** $10,000 | 5,000 shares of Common Stock
**Offering Maximum:** $3,697,998.00 | 1,848,999 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $2.00 per Share
**Minimum Investment Amount (per investor):** $1,000.00 | 500 shares of Common Stock

**Bonus:**

**Time-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):**

**Invest within the first $500k raised and receive 10% bonus shares.**

*\*\*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*\*\*\*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

*The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.00. The Company must reach its Target Offering Amount of $10,000.00 by December 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.*

## Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the

fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

## About This Form C

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY

## SPECIAL NOTICE TO FOREIGN INVESTORS

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

## Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

## Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

[Www.ValleyWellnessTreatment.com](Www.ValleyWellnessTreatment.com)

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

# The Company

### 1. What is the name of the issuer?

Valley Center Wellness Corp

254 Chapman RD STE 209, Newark, DE 19702

# Eligibility

**2. The following are true for Valley Center Wellness Corp:**

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**
No.

# Directors, Officers and Promoters of the Company

**4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

<u>**Employee Name and Title**</u>

Alex Fuentes: CEO

Primary position is with Duv Group.

**Employee Background**

Alex Fuentes works in the hemp industry with a focus on mergers and acquisitions as well as business development. Mr. Fuentes analyzes companies for potential acquisition and recommends their suitability for investment purposes. He also manages the state compliance and

licensing process. Previously, Alex was the director of sales and marketing for TileGo, where he was also instrumental in the sale of company IP to a large manufacturer. Alex also served as a business development executive with LexisNexis and a sales executive at Profound.

**3-Year Work History**

CEO | Valley Center Wellness Corp | Apr 2025 - present

*Other business experience in the past three years:*

Head of Mergers and Acquisitions | Duv Group | 2021 - present

## Employee Name and Title

Raffi King: CFO

Primary position is with the issuer.

**Employee Background**

Raffi King brings over 34 years of experience in venture capital. He started in the late 1990s when he worked with a company that established partnerships allowing investors to profit from payphones placed in jails and hospitals. This gave Raffi the knowledge and experience to pursue his own partnerships and ventures, where he started building his own base of investors. Raffi went on to co-found Bidz.com, an online auction company that raised over $40 million selling shares between $1 and $3 to early investors. Bidz.com grew to over $125 million in sales and went public in 2007. Raffi left the company in 2009. Raffi has helped companies secure funding over the past 15 years including Vertical Companies, one of California's largest licensed cannabis companies. Over the last five years, Raffi has concentrated on crowdfunding offerings that now give smaller investors the same ground floor opportunities that used to only be for accredited investors with high net worths. These companies include Hemptown USA, a hemp grower and manufacturer of hemp-based product lines, and Taste of Nature, a candy manufacturer with licensing arrangements with brands like Skittles, Mrs. Fields, and other well-known candies. For the last few years, Raffi was the head of the investor department for ArriveAI, a tech firm based in Indiana developing a smart mailbox for drone delivery. Raffi's duties included securing crowdfunding capital as well as direct investment through private placement. During his time at ArriveAI, Raffi helped raise more than $5 million used to develop a smart mailbox prototype.

**3-Year Work History**

CFO | Valley Center Wellness Corp | Apr 2025 - present

*Other business experience in the past three years:*

Investor Relations | Arrive AI | 2022 - present


**Employee Name and Title**

Therese Labao: Secretary

Primary position is with the issuer.

**Employee Background**

Therese started her career in finance and real estate. She obtained her CA real estate license in 1999 and started out as a loan officer processing mortgages. For the next 16 years she had continued success in mortgages and student loans and then transitioned into merchant processing, opening and maintaining high volume accounts. Feeling unfulfilled in 2017 she decided to switch fields and took classes to become a HMA Registered Homecare Aid. After also completing classes for first aid and CPR she started working in private care. Currently Therese looks after patients at a high end assisted living facility in Laguna Niguel. Aside from day-to-day care Therese works with the facility assisting with social activities for the residents. Therese will be Valley Center Wellness's Life Enrichment Director in charge of creating personalized daily schedules for patients for both treatments and free time.


**3-Year Work History**

Secretary | Valley Center Wellness Corp | Apr 2025 - present

*Other business experience in the past three years:*

Private Caregiver | Self-Employed | 2015 - present

# Principal Security Holders

**5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

**<u>Principal Security Holder Name</u>**

Alex Fuentes

**Securities**

1,875,000

**Security Class**

Common Stock

**Voting Power**

33.33%

**<u>Principal Security Holder Name</u>**

Raffi King

**Securities**

1,875,000

**Security Class**

Common Stock

**Voting Power**

33.33%


**<u>Principal Security Holder Name</u>**

Therese Labao

**Securities**

1,875,000

**Security Class**

Common Stock

**Voting Power**

33.33%

# Business and Anticipated Business Plan

**6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

**Overview:**

Valley Center Wellness is a new breed of treatment center assembling a world class team of psychiatrists, therapists and councilors each with their own specialty of treatment. Unlike traditional rehabs, they focus on finding the root cause of the addiction and not just treating the symptoms.

**Valley Center Wellness Mission:**

Our mission is to provide treatment to those that need it the most. Unfortunately, regardless of your race, religion or social standing it's hard to find a person or family that has not been affected by substance abuse or mental health issues. Events such as the opioid crisis have brought these problems to record levels. Mental health issues are at record levels and this has led to a massive increase in suicide numbers, with suicide now is the leading cause of death for under forties, ahead of even car crashes.

**Valley Center Wellness** will be situated within driving distance of major metropolitan areas, including Los Angeles, and the greater San Diego County and Orange County regions. This location allows for manageable driving times, making it accessible for friends and family on visiting days, and allowing the facility to hire from a large pool of staff and top mental health professionals living there. These cities are also some of the most affluent in the state. Affluent, famous, and important people with high up positions often seek treatment away from busy cities and people. They also often pay out-of-pocket to avoid their name being on paperwork such as an insurance claim showing their addiction. Corona CA is a unique mix of quiet suburb set just twenty minutes away from the closest busy city.

**Problem:**

The US is experiencing unprecedented levels of substance abuse, alcoholism and mental illness issues. It's almost impossible to find a person of family that hasn't been touched by one of these issues either themselves, a loved, one friend or family member. Very often one of these issues will lead to another and the person then needing dual treatment.

**The Opioid Crisis:**
**The US consumes one third of the world's pain medication fueled by doctors over prescribing powerful opioids which has led to a epidemic of drug abuse as people not able to get or afford enough pills were forced to seek cheaper stronger illicit opioids or go through painful withdrawal**. This was then further exacerbated by a flood of cheap synthetic

opioids like Fentanyl coming from Mexico and China. These cheap synthetics are now found in in over 50% of other drugs such as meth, cocaine, counterfeit prescription pills and even marijuana as dealers seek to make drugs cheaper and stronger. Fentanyl is 100 times as strong as heroin or morphine and this is why currently 150 people die every day in the US from opioid overdoses. Drug overdoses are now the leading cause of death for under 40's ahead of even car crashes.

**Alcoholism**

The National Institute of Health reports that binge drinking is at an all-time high among adults. **Adults aged 35 to 50 in 2022 reported the highest prevalence of binge drinking ever recorded for this age group, which also represents a significant past-year, five-year, and 10-year increase**. Across the US 28.9 million people had AUD (alcohol use disorder) last year. With alcohol cheap, easily accessible and socially accepted its not surprising to see that number increasing.

**Mental Illness**

**High unemployment, stress, abuse (physical and mental) trauma, PTSD and never resolved issues from childhood are just a few of the mental illness issues that affect adults.** Depression and suicide are at record highs and research indicates that mental health conditions such as depression, psychosis and substance use are associated with an increased risk of suicide. Mental illness is debilitating and can cause a person to not be able to hold down a job or maintain normal relationships with friends family or loved ones. People are often ashamed or embarrassed to admit these problems and seek treatment.

**Solution:**

Fortunately, there is help available if a person is willing to seek it with facilities like Valley Center Wellness. Addiction centers that used to only treat drugs and alcohol have begun to diversify their services into mental health such as eating disorders, PTSD, trauma, sexual abuse, and physical abuse. This has led to more facilities opening and increased revenue streams, longer care stays, and has addressed issues of co-morbidity frequent with alcohol and substance abuse clientele.

**Facilities like Valley Center Wellness are a new breed of treatment centers focusing on the science behind behavioral health and finding the root cause of the addiction and not just treating the symptoms.** It has become more widely accepted to seek treatment for these mental health issues, especially with men that in the past felt seeking treatment was a sign of weakness. People can now have their company health insurance help them with treatment without the fear of their HR departments finding out and firing them.

**Patients using private insurance to get treatment topped $3.4 billion in 2024 and patients paying out-of-pocket for treatment topped $1.2 billion.**

**Valley Center Wellness Center's Vision:**

As the six-bed facility can be ready to open with minimal work or renovations, this allows for nearly immediate revenue generation. This is highlighted by the fact that ALL licensing and

permitting has already been secured. This also includes showing a competent staffing and treatment plan needed to be licensed. **The company will secure additional licensing needed to operate 15 beds even though the business will open offering only the six beds its licensed for now.** Licensing can be time consuming and so applying right away for the larger license while operating six beds seems prudent. The increase from six to 15 beds has already been carefully planned and budgeted, minimizing disruptions to the facility, and allowing its operations and patients' treatment to continue uninterrupted.

The business will staff in-house employees from maids to chefs, and **there will be a 24-hours-a-day house manager and caregiver for anything a guest might want at any time.** Even though the emphasis will be on treatment and healing we will make sure the patient has every comfort possible to make their stay easier. The facility will offer services and activities on demand, including massage therapy, acupuncture, yoga, Pilates, meditation, horseback riding, and gardening, among others. Private classes offering different skills and interests online by tablet and Zoom calls will be available, such as stock and crypto trading, language learning, and computer programs such as Excel, Word, and basic coding. The facility can offer almost anything a patient can think of and the goal is to keep the guests busy and always engaged when they are not in treatment.

**Business Model:**

Patients will typically stay for around 30 days; however, some patients may extend and stay up to 120 days. Valley Center Wellness will accept various insurances but will be focusing on the high-end pay out-of-pocket market catering to affluent families who have been affected by addiction and mental illness. **The company's pricing structure will start at $45,000 per month, far lower than the $100,000 per month the well-known luxury facilities like Passages or Promises Malibu charge.** Research shows successful facilities stay at between 60 to 70 percent occupancy.

The fixed cost per month includes room, meals, and treatment. **Patients, however, can sign up for additional services not included in the base cost such as life coaching, relationship mending counseling, massages daily, acupuncture, nutrition planning and personal training.** After a patient leaves Valley Center Wellness, ongoing revenue streams will include staying at our sober living facility while transitioning back to regular life, virtual therapy sessions, also known as telehealth, life coaching, and diet, nutrition and exercise planning.

**Long Term Goals:**

Valley Center Wellness will own the property outright giving shareholders an appreciating asset securing their investment. This lowers the overall risk of investing and lowers overhead making it quicker for the company to reach operational profitability. Shareholders will receive profit sharing every quarter starting as soon as the first patient is accepted. Profit sharing will continue till company completes an exit (sold) The company's long term goal is to open up to two additional facilities and complete a roll up and sale of all three properties likely to a private equity firm.

# Risk Factors

**Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.**

## Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

**Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.**

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports,

entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

## Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

## The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

## We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

## The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

## Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

## Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

## Risks Related to the Offering

**The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

*You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.*

## Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

## The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

## The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

## The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

**The Company may also end the Offering early.**

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering; it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

**The Company has the right to conduct multiple closings during the Offering.**

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

### Risks Related to the Securities

**The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.**

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

**Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.**

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

**Investors will have no right to control the Company's operations.**

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

**Investors will not be entitled to any inspection or information rights other than those required by law.**

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

**The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.**

*The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.*

**The Securities may be significantly diluted as a consequence of subsequent equity financings.**

*The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions*

*that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.*

### *The Securities may be substantially different from other equity securities offered or issued by the Company.*

*The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.*

### *In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.*

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

### *There is no guarantee of a return on an Investor's investment.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

# The Offering

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 5,000 |
| **Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)** | 5,630,000 |
| **Maximum Amount of the Securities Offered** | 1,848,999 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)** | 7,473,999 |
| **Price Per Security** | $2.00 |
| **Minimum Individual Purchase Amount** | $1,000.00 |
| **Offering Deadline** | 12/31/2025 |
| **Use of Proceeds** | See Question 8 |
| **Voting Power** | See Question 13 |

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Valley Center Wellness Corp ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF, $1,500 upon the commencement of the offering, and $2,500 upon the first disbursement. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000.00 and $3,749,998.00 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000.00, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000.00, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

**7. What is the purpose of this offering?**
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

**8. How does the issuer intend to use the proceeds of this offering?**
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

| | % of Capital if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Capital if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| **PicMii Portal Fee** | 4.90% | $490.00 | 4.90% | $181,201.90 |
| **Purchase of Property** | 0% | $0.00 | 40.00% | $1,479,199.20 |
| **Renovations to Property** | 0% | $0.00 | 19.10% | $706,317.62 |
| **Operations** | 0% | $0.00 | 18.00% | $665,639.64 |
| **Business Expenses** | 95.10% | $9,510.00 | 18.00% | $665,639.64 |
| **Total** | **100%** | **$10,000.00** | **100%** | **$3,697,998.00** |

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

**9. How will the issuer complete the transaction and deliver securities to the investors?**

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

**10. How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

**11. Can the company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the

offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

**12. Describe the terms of the securities being offered.**

**Up to $3,697,998.00 in Common Stock at $2.00 per share with a minimum target amount of $10,000.00.**

**Offering Minimum:** $10,000 | 5,000 shares of Common Stock
**Offering Maximum:** $3,697,998.00 | 1,848,999 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $2.00 per Share
**Minimum Investment Amount (per investor):** $1,000.00 | 500 shares of Common Stock

*The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.00. The Company must reach its Target Offering Amount of $10,000.00 by December 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.*

**Bonus:**

**Time-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):**

**Invest within the first $500k raised and receive 10% bonus shares.**

*\*\*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*\*\*\*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

**13. Do the securities offered have voting rights? Voting Rights and Proxy:**

Common Stock in the Company does have voting rights, however in the subscription agreement, the Investor is giving their voting rights back to the CEO through proxy. Therefore, the Investor should understand that they are not entitled to vote as a result of the execution of the subscription agreement and the purchase of securities in the Company:

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**14. Are there any limitations on any voting or other rights identified above?**

See Question 13.

**15. How may the terms of the securities being offered be modified?**
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

# Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

**16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Amount Authorized | Amount Outstanding | Reserved Options | Convertible Note/SAFEs | Voting Rights |
|---|---|---|---|---|---|
| Common Stock | 7,499,999 | 5,625,000 | N/A | N/A | Yes |

# Options, Warrants and Other Rights

**17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

**18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The only difference between the securities being offered and others held is that the securities being offered have voting rights delegated to the Chief Executive Officer by proxy.

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

**20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The Company will be raising during this Regulation Crowdfunding round at a $11,250,000 pre-money valuation.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same

type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

**21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a

minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

**22. What are the risks to purchasers associated with corporate actions including:**

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

**23. Describe the material terms of any indebtedness of the issuer:**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
|---|---|---|---|
| N/A | N/A | N/A | N/A |

**24. What other exempt offerings has the Company conducted within the past three years?**

Valley Center Wellness has not conducted any raises within the previous three years.

**25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the**

**Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

N/A

# Financial Condition of the Issuer

**26. Does the issuer have an operating history?**

No.

**27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

*Revenue*

Valley Center Wellness was incorporated on April 11[th], 2025, and therefore, are pre-revenue.

*Expenses*

Valley Center Wellness was incorporated on April 11[th], 2025, and therefore, have no expenses yet.

*Historical results and cash flows:*
The Company currently has cash of $500. In 2025, they plan to raise additional funding to purchase the property for their facility and opening operation.

*Liquidity and Capital Resources*

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Valley Center Wellness was incorporated on April 11[th], 2025, and therefore, have $500 in cash and $500 in total assets.

*For additional information on the Company's financial statements, please view Exhibit A.*

**28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See Exhibit A

**29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   **i. In connection with the purchase or sale of securities?**
   **ii. Involving the making of any false filing with the commission?**
   **iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   **i. In connection with the purchase or sale of any security?**
   **ii. Involving the making of any false filing with the Commission?**
   **iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   **i. At the time of the filing this offering statement bars the person from:**
       1. **Association with an entity regulated by such commission, authority, agency or officer?**
       2. **Engaging in business of securities, insurance, or banking?**
       3. **Engaging in savings association or credit union activities?**

**ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
**i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?**
**ii. Places limitations on the activities, functions or operations of such person?**
**iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?**

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
**i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?**
**ii. Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Valley Center Wellness Corp answers 'NO' to all of the above questions.

# Other Material Information

**30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:**

**Audited Financials**: See Exhibit A

**Offering Page**: See Exhibit B

**Subscription Agreement**: See Exhibit C

**Articles of Incorporation**: Exhibit D

**Bylaws:** Exhibit E

## Exhibit A

*Audited Financial Statements (see attachment in filings)*

# Exhibit B

*Offering Page (see attachment in filings)*

# Exhibit C

*Subscription Agreement (see attachment in filings)*

# Exhibit D

*Articles of Incorporation (See attachment to filings)*

**Exhibit E**

*Bylaws*